United States securities and exchange commission logo





                               December 29, 2020

       Paul Vasington
       Executive Vice President and Chief Financial Officer
       Sensata Technologies Holding plc
       529 Pleasant Street
       Attleboro, Massachusetts 02703

                                                        Re: Sensata
Technologies Holding plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 11,
2020
                                                            File No. 001-34652

       Dear Mr. Vasington:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Critical Accounting Policies and Estimates, page 52

   1. You disclose here that you do not consider any reporting units to be at risk of failing step
                                                        1 of the goodwill
impairment test. In future filings, please define the term "at risk".
   2. We note you have performed quarterly impairment testing in fiscal year 2020 and determined your
goodwill was not impaired. In future quarterly and annual filings in which you perform
impairment testing, please disclose any reporting units and goodwill amounts that you
consider at risk of failing step 1 of the goodwill impairment test.
       Recent Accounting Pronouncements, page 56

   3. Please tell us how you assessed the impact of the adoption of ASU 2017-04 and how this will impact your
goodwill impairment testing in future periods.
 Paul Vasington
Sensata Technologies Holding plc
December 29, 2020
Page 2
Item 11. Executive Compensation, page 128

4. We note you granted the named executive officers stock awards valued at $7,133,313 and option awards valued at $3,057,043 pursuant to your 2019 LTI program. Additionally, we note that the description of your program, beginning on page 33 of your Schedule 14A, lacks a discussion of performance targets, the extent to which the targets were met, and and decisions to adjust awards based on the achievement of such targets. Please confirm that you will provide a discussion of these targets, level of achievement and the discretion exercised in determining the awards issued pursuant to the program in future filings.
5. Please confirm that in future filings you will include a discussion of how the shares repurchased pursuant to your share repurchase program impacted performance targets used to determine executive compensation, such as EPS.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor,
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Suzanne Hayes, Office
Chief, at (202) 551-3675 with any other questions.



FirstName LastNamePaul Vasington                               Sincerely,
Comapany NameSensata Technologies Holding plc
                                                               Division of
Corporation Finance
December 29, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName